

Mail Stop 4628

March 23, 2018

<u>Via E-mail</u>
Mr. Lewis Chew
Executive Vice President and Chief Financial Officer
Dolby Laboratories, Inc.
1275 Market Street
San Francisco, CA 94103-1410

> **Re:** **Dolby Laboratories, Inc.**
> **10-K for Fiscal Year Ended September 29, 2017**
> **Filed November 16, 2017**
> **File No. 1-32431**

Dear Mr. Chew:

We refer you to our comment letter dated March 05, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance

Ryan Nicholson
VP Corporate Controller
Dolby Laboratories, Inc.